UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     CITIGROUP ALTERNATIVE INVESTMENTS TRUST
                       (Name of Subject Company (Issuer))

                     CITIGROUP ALTERNATIVE INVESTMENTS TRUST
                       (Name of Filing Person(s) (Issuer))

                          SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    17309H104
                      (CUSIP Number of Class of Securities)

                                Millie Kim, Esq.
                      Citigroup Alternative Investments LLC
                        731 Lexington Avenue, 28th Floor
                               New York, NY 10022
                                 (212) 559-8580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                              Paul Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

                                  May 10, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: (a) $ 29,851,452.32    Amount of Filing Fee: (b) $ 916.44
--------------------------------------------------------------------------------

(a)   Calculated as the estimated aggregate maximum purchase price for Shares.

(b)   Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
                             ---------------------------------------------------
      Form or Registration No.:
                               -------------------------------------------------
      Filing Party:
                   -------------------------------------------------------------
      Date Filed:
                 ---------------------------------------------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1.  SUMMARY TERM SHEET.

      Citigroup Alternative Investments Trust (the "Company") offers its shares of beneficial interest ("Shares") in its separate series of shares, Citigroup Alternative Investments Tax Advantaged Short Term Fund (the "Series"). The Company is offering to purchase up to 20% of its outstanding Shares (the "Offer"), from the Shareholders of the Company holding such Shares, at their unaudited Series net asset value per Share (that is, the value of the Series' assets minus its liabilities, divided by the number of Shares of the Series outstanding) determined as of the Valuation Date (as defined below). Shareholders who desire to tender Shares for purchase must do so by 12:00 midnight, New York time on Friday, June 8, 2007, unless the Offer is extended. All determinations as to the receipt of notices from Shareholders relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Company or its designated agents, and any such determination will be final. The Series net asset value of Shares will be calculated for this purpose as of June 30, 2007 or, if the Offer is extended as to a Series, as of the last business day of the month following the month in which the Offer as to such Series actually expires (in each case, the "Valuation Date"). The Company reserves the right to adjust the Valuation Date as to a Series to correspond with any extension of the Offer as to such Series.

      Shareholders may tender all or some of their Shares up to an amount such that they maintain the minimum required Series account balance of $50,000. If a Shareholder tenders Shares and the Company purchases those Shares, the Company will issue the Shareholder a non-interest bearing, global, non-certificated, non-transferable promissory note (the "Note") entitling the Shareholder to receive an amount equal to the value of the Shareholder's Shares accepted for purchase by the Company determined as of June 30, 2007 (or, if the Offer is extended, the value determined as of the relevant Valuation Date) (valued in either case in accordance with the Company's declaration of trust dated April 18, 2006 (the "Trust Agreement") and the prospectus dated June 12, 2006 (the "Prospectus") as currently in effect). The Note will be held for the Shareholder in global form by the Fund's Custodian and will entitle the Shareholder to receive a payment in cash and/or securities (valued according to the Trust Agreement and the Prospectus) equal to the value of the Shareholder's Shares accepted for purchase by the Company to be paid to the Shareholder within 30 days after the Valuation Date. Any cash payment on a Note will be wire transferred to the Shareholder's account with his or her authorized placement agent.

      A Shareholder who tenders for purchase only a portion of such Shareholder's Shares of a Series will be required to maintain a Series account balance equal to at least $50,000. The Company reserves the right to purchase less than the amount the Shareholder tenders if the purchase would cause the Shareholder's account for the Series to have less than the required minimum balance. If the Company accepts the tender of the Shareholder's Shares, the Company will make payment for Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Series, the withdrawals of capital from the investment funds in which the Series has invested, or by borrowings (which the Company does not presently intend to do).

      Following this Summary Term Sheet is a formal notice of the Company's offer to purchase Shares of the Series. Shareholders who desire to tender Shares for purchase must do so by 12:00 midnight, New York time, Friday, June 8, 2007. Until that time, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn prior to Friday, June 8, 2007 may be re-tendered by following the tender procedures before the Offer expires (including any extension period).

      If a Shareholder would like the Company to purchase all or some of its Shares, it should complete, sign and either (i) mail (the included return envelope may be used, though it is suggested to send via certified mail return receipt requested) or otherwise deliver a Notice of Intent to Tender to CAI Investing Services, the Company's agent designated for this purpose, at 731 Lexington Avenue, 27th Floor, New York, NY 10022, attention: Casey Hogan; or
(ii) fax it to CAI Investing Services at (212) 783-1058 or (212) 783-1044, so that it is received before 12:00 midnight, New York time, on Friday, June 8, 2007. IF THE MEMBER CHOOSES TO FAX THE NOTICE OF INTENT TO TENDER, IT SHOULD MAIL THE ORIGINAL NOTICE OF INTENT TO TENDER TO CAI INVESTING SERVICES PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, JUNE 8, 2007).

      The value of the Shares of the Series will likely change between March 31, 2007 (the last date prior to the date of this filing as of which Series net asset values were calculated) and June 30, 2007, the date as of which the value of the Shares will be determined for purposes of calculating the purchase price. Shareholders desiring to obtain the most recent official monthly Series net asset value for their Shares, may contact CAI Investing Services at (212) 783-1031 or 731 Lexington Avenue, 27th Floor, New York, NY 10022, Attention:
Casey Hogan, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time.

      Please note that just as each Shareholder has the right to withdraw its tender, the Company has the right to cancel, amend or postpone this Offer as to the Series at any time before 12:00 midnight, New York time, on June 8, 2007. Also realize that although the Offer expires on June 8, 2007, a Shareholder who tenders all of its Shares of the Series will remain a Shareholder of the Company having a beneficial interest with respect to such Series through June 30, 2007, the date for which the Series' net asset value of the Shareholder's Shares is calculated, notwithstanding the Company's acceptance of the Shareholder's Shares for purchase.

ITEM 2.     ISSUER INFORMATION.

      (a) The name of the issuer is Citigroup Alternative Investments Trust. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware Statutory Trust. The principal executive office of the Company is located at 731 Lexington Avenue, 26th Floor, New York, New York 10022 and the telephone number is (212) 559-4999.

      (b) The securities that are the subject of the Offer are titled "shares of beneficial interest" in the Company. The Company issues these interests in a separate Series of Shares designated as Citigroup Alternative Investments Tax Advantaged Short Term fund. As used in this Schedule TO, the term "Shares" (representing, as the context may require, Shares of the Series of the Company) refers to the beneficial interests in the Company that constitute the class of security that is the subject of this Offer or the beneficial interests in the Company that are tendered by Shareholders to the Company pursuant to this Offer. As of the close of business on March 31, 2007, including applicable subscription and reinvestments as of that date, there were 14,851,468.817 Shares outstanding and the unaudited net asset value of the Series was $ 149,257,261.61 (with an unaudited Series net asset value per Share of $10.05). Subject to the conditions set out in the Offer, the Company will purchase up to 20% of its outstanding Shares tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

      (c) There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Trust Agreement and the Prospectus.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The name of the filing person (i.e., the Company) is Citigroup Alternative Investments Trust. The Company's principal executive office is located at 731 Lexington Avenue, 26th Floor, New York, New York 10022 and the telephone number is (212) 559-4999. The principal executive office of the Adviser is located at 731 Lexington Avenue, 26th Floor, New York, New York 10022 and the telephone number is (212) 559-4999. The Company's Trustees are Thomas Volpe, Kathleen Cuocolo, and Reaz Islam. Their address is c/o Citigroup Alternative Investments Trust, 731 Lexington Avenue, 26th Floor, New York, New York 10022 and their telephone number is (212) 559-4999.

ITEM 4.     TERMS OF THE TENDER OFFER.

      (a) (1) (i) Subject to the conditions set out in the Offer, the Company will purchase up to 20% of its outstanding Shares if tendered by Shareholders by 12:00 midnight, New York time, on Friday, June 8, 2007 and not withdrawn as described in Item 4(a)(1)(vi). The initial repurchase deadline of the offer is 12:00 midnight, New York time, on June 8, 2007 (the "Initial Repurchase Deadline"), subject to any extension of the Offer. The later of the Initial Repurchase Deadline or the latest time and date to which the Offer is extended as to a Series is called the "Repurchase Deadline."

            (ii) The purchase price of Shares tendered to the Company for purchase will be the Series net asset value as of the close of business on the Valuation Date (June 30, 2007) or, if the Offer is extended, the last business day of the month following the month in which the Offer actually expires). See
Item 4(a)(1)(v) below.

            Shareholders may tender all or some of their Shares up to an amount such that they maintain the minimum required Series account balance of $50,000 after the purchase of the Shares by the Company. Each Shareholder who tenders Shares that are accepted for purchase will be issued the Note described in Item 1 above (a non-interest bearing, global, non-certificated, non-transferable promissory note) promptly after the Repurchase Deadline. A Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares tendered by the Shareholder and accepted for purchase by the Company. This amount will be the value of the Shares being purchased determined as of the Valuation Date and will be based upon the value of the Series' net assets as of that date, after giving effect to all allocations to be made as of that date. Payment of this amount will be made within 30 days after the Valuation Date.

            Although the Company has retained the option to pay all or a portion of the purchase price by distributing securities, the purchase price will be paid entirely in cash except in the unlikely event that Citigroup Alternative Investments LLC, acting as the Company's administrator, determines with respect to the Series, that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Company, the Series or on the Shareholders not tendering their Shares.

            A Shareholder who tenders for purchase only a portion of such Shareholder's Shares will be required to maintain a Series account balance equal to at least $50,000.


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


            (iii) Shareholders who desire to tender Shares for purchase must do so prior to the Repurchase Deadline, currently scheduled to be 12:00 midnight, New York time, Friday, June 8, 2007.

            (iv)  Not applicable.

            (v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Shares, the Series net asset value with respect to such Shares will be determined as of the close of business on the last business day of the month after the month in which the Offer actually expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Repurchase Deadline, to: (A) cancel the Offer in the circumstances set out in Section 8 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (B) amend the Offer; and (C) postpone the acceptance of Shares. If the Company determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

            (vi) Shares may be withdrawn by the tendering Shareholder at any time before the Repurchase Deadline.

            (vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Notice of Intent to Tender to CAI Investing Services, the Company's agent designated for this purpose, to the attention of Casey Hogan, at the address set out on the first page of the Notice of Intent to Tender, or fax a completed and executed Notice of Intent to Tender to CAI Investing Services, also to the attention of Casey Hogan, at either of the fax numbers set out on the first page of the Notice of Intent to Tender. The completed and executed Notice of Intent to Tender must be received by CAI Investing Services, either by mail or by fax, no later than 12:00 midnight, New York time, on Friday, June 8, 2007. The Company recommends that all documents be submitted to CAI Investing Services by certified mail, return receipt requested, or by facsimile transmission. A Shareholder choosing to fax a Notice of Intent to Tender must also send or deliver the original completed and executed Notice of Intent to Tender to CAI Investing Services promptly thereafter.

            Any Shareholder tendering Shares pursuant to the Offer may withdraw such tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by CAI Investing Services at the address or fax number set out on the first page of the Notice of Intent to Tender. A form to use to give notice of withdrawal of a tender is available by calling CAI Investing Services at the telephone numbers indicated on the first page of the Notice of Intent to Tender. Shares tendered and properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the relevant Repurchase Deadline by following the procedures described above.

            (viii) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives notice to the tendering Shareholder of its election to purchase such Shares.

            (ix) If more than 20% of its Shares are duly tendered to the Company (and not withdrawn) prior to the Repurchase Deadline, the Company will in its sole discretion as to such Series either: (A) accept the additional
Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (B) extend the Offer, if necessary, and increase the amount of Shares that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (C) accept a portion of the Shares tendered on or before the Repurchase Deadline for payment on a pro rata basis based on the aggregate Series net asset value of tendered Shares. The Offer (as to either Series or both) may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

            (x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in a Series of Shareholders who


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

do not tender their Shares of that Series. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Series' net assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the net assets of a Series may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Company and the Series are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

            (xi)  Not applicable.

            (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Company from Shareholders pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Company pursuant to the Offer.

      In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Company may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. Shareholders selling their Shares pursuant to the Offer will recognize only short-term gain or loss because the Series will have been in existence for less than one year. A loss realized on a sale or exchange of Shares will be disallowed if Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

      Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

            (a)   (2) Not applicable.

            (b) Any Shares to be purchased from any officer, director or affiliate of the Company will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            The Company's Trust Agreement and Prospectus provide that the Company's board of trustees (the "Board of Trustees") has the discretion to determine whether the Company will purchase Shares from Shareholders from time to time pursuant to written tenders. The Trust Agreement and the Prospectus also states that the Adviser expects to recommend to the Board of Trustees that the Company purchase Shares from Shareholders quarterly each year on the last business day of November, February, May, and August. The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Company, the Adviser or the Board of Trustees or any person controlling the Company or controlling the Adviser or the Board of Trustees; and (ii) any other person, with respect to the Shares.

ITEM 6.     PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

            (a)   The  purpose  of  the  Offer  is  to  provide   liquidity   to
Shareholders who hold Shares as contemplated by and in accordance with the procedures set out in the Prospectus.

            (b) Shares that are tendered to the Company in connection with the Offer will be retired, although the Company may issue additional Shares in accordance with the Prospectus. The Company currently expects that it will accept subscriptions for Shares as of the first business day of each calendar month, but is under


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

no obligation to do so, and may do so more or less frequently as determined by the Company's administrator (acting pursuant to authority delegated by the Board of Trustees).

            (c) Neither the Company, the Adviser nor the Board of Trustees has any plans or proposals that relate to or would result in: (1) the acquisition by any person of Shares (other than the Company's intention to accept subscriptions for Shares on the first business day of each calendar month and from time to time as described in paragraph (b) above), or the disposition of Shares (other than through periodic purchase offers by the Company, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Series; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company or the Series; (4) any change in the present Board of Trustees or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Company or a Series (other than as may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company or the Series); (6) any other material change in the Company's corporate structure or business, including any plans or proposals to make any changes in a Series' investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Prospectus or other governing instruments or other actions that could impede the acquisition of control of the Company. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Company.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a) The Company expects that the amount offered for the purchase of Shares acquired pursuant to the Offer, which will not exceed 20% of its outstanding Shares (and therefore 20% of Series net assets) will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the relevant Series; and (iii) possibly borrowings, as described in paragraph (d) below. The Company will segregate with its custodian cash, liquid securities or interests in investment funds that a Series has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under the Notes described above.

            (b) There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

            (c)   Not applicable.

            (d) Neither the Company, the Adviser nor the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Shares, subject to compliance with applicable law. If the Company funds any portion of the purchase price in that manner, it will deposit assets to serve as collateral for any amounts so borrowed, in a special custody account with its custodian established for that purpose for the relevant Series. If the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations with respect to the Series from the collateral deposited in the special custody account for that Series. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company with respect to the Series by existing or new Shareholders of such Series, withdrawal of the Series' capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Series.

ITEM 8.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Based on March 31, 2007 Series net asset values and the subscription accepted as of that date, the following persons (the named individuals are the Company's Trustees) own Shares equal in value to the following amounts:


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

------------------------------------------------------------------------------
                                                     Approximate Percentage of
                     Person              Shares              Net Capital
------------------------------------------------------------------------------
Adviser                                    0                     0%
------------------------------------------------------------------------------
Thomas Volpe                               0                     0%
------------------------------------------------------------------------------
Kathleen Cuocolo                           0                     0%
------------------------------------------------------------------------------
Reaz Islam                                 0                     0%
------------------------------------------------------------------------------

            No person controlling the Company, the Adviser nor any associate or majority-owned subsidiary of such person owns (directly or indirectly) Shares of the Series of the Company. Unless otherwise noted, addresses for each of the persons listed above are provided in Item 3.

            (b) Other than as specified above and other than the issuance of Shares by the Company in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Company, the Adviser, any member of the Board of Trustees or any person controlling the Company or the Adviser.

ITEM 9.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

            No persons have been directly or indirectly employed or retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10.    FINANCIAL STATEMENTS.

            (a) (1) While the Company does not file its annual report under Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 30d-1 under the 1940 Act, it prepared and furnished its audited financial statements for the fiscal year ended December 31, 2006 to its Shareholders within 60 days following such fiscal year end. Pursuant to Rule 30b2-1 under the 1940 Act, the Company file such audited financial statements with the Securities and Exchange Commission on March 9, 2007, which are being furnished herewith as Exhibit G and are incorporated herein by reference.

                  (2) The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

                  (3)   Not applicable.

                  (4)   Not applicable.

            (b) The Series' net assets will be reduced by the amount paid by the Company to purchase Shares of the Series. Thus, the Series' income relative to assets may be affected by the Offer.


ITEM 11.    ADDITIONAL INFORMATION.

            (a)

                  (1)   None.

                  (2)   None.

                  (3)   Not applicable.

                  (4)   Not applicable.


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

                  (5)   None.

            (b)   None.

ITEM 12.    EXHIBITS.

            Reference   is  hereby  made  to  the   following   exhibits   which
collectively constitute the Offer to Shareholders and are incorporated herein by reference:

            A.    Cover  Letter  to Offer to  Purchase  and  Notice of Intent to
                  Tender.

            B.    Offer to Purchase (with financial statements enclosed).

            C.    Form of Notice of Intent to Tender.

            D.    Form of Notice of Withdrawal of Tender.

            E. Forms of Letters to Shareholders in connection with the Company's acceptance of tenders of Shares.

            F.    Form of Promissory Note.

            G. Audited Financial Statements of the Company for the Series for the fiscal year ended December 31, 2006.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

                                         CITIGROUP ALTERNATIVE INVESTMENTS TRUST


                                         By: /s/ Reaz Islam
                                             -----------------------------------
                                             Name:  Reaz Islam
                                             Title: President and Trustee


May 10, 2007

                                  EXHIBIT INDEX

EXHIBIT

A.    Cover Letter to Offer to Purchase and Notice of Intent to Tender.

B.    Offer to Purchase (with financial statements enclosed).

C.    Form of Notice of Intent to Tender.

D.    Form of Notice of Withdrawal of Tender.

E. Forms of Letters to Shareholders in connection with the Company's acceptance of tenders of Shares.

F.    Form of Promissory Note.

G. Audited Financial Statements of the Company for the Series for the fiscal year ended December 31, 2006.


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